UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q23

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2023.

●	Net income attributable to shareholders of the parent company in 1Q23 was COP 1.7 trillion. This value represents an increase of 4.5% compared to the previous quarter. Annualized return on equity (“ROE”) at the consolidated level was 17.7% for the quarter and 19.0% for the last twelve months.

●	Gross loans amount to COP 267 trillion, decreasing 1.0% compared to the last quarter of 2022. It is important to highlight the 3.4% appreciation of the Colombian Peso against the US dollar that impacted the loan balance. The operation in Colombia and Banistmo in Panama were the main contributors for the credit portfolio contraction on a consolidated basis.

●	30-day past due loans stood at 4.25% and 90-day past due loans at 2.70%. Total provision charges, net for 1Q23 were COP 2,046 billion that represented an increase of 17.5% when compared to 4Q22, led by credit deterioration mainly in the consumer portfolio.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 36.9 trillion as of March 31, 2023, decreasing 5.6% compared to the previous quarter. This variation is largely explained by the distribution of profits declared at the shareholders' meeting corresponding to 2022 results. Basic solvency stood at 9.75% and the total consolidated solvency ratio was 12.01% for 1Q23, complying with the minimum regulatory requirements.

●	In reference to its digital strategy, Bancolombia maintains an encouraging growth trend. As of March 2023, the bank has 7.8 million active digital customers in the Retail APP (over a period of three months), as well as 22.2 million accounts in its financial inclusion platforms (6.6 million users in Bancolombia a la Mano and 15.6 million in NEQUI).

May 10, 2023. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20231.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended March 31, 2023 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2023 $4,646.08 = US$ 1

1Q23

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22
ASSETS
Net Loans	207,491,489	254,444,099	250,756,177	(1.45)%	20.85%
Investments	27,312,673	27,940,140	30,968,605	10.84%	13.39%
Other assets	56,660,655	70,430,494	67,598,162	(4.02)%	19.30%
Total assets	291,464,817	352,814,733	349,322,944	(0.99)%	19.85%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	208,462,963	250,992,323	251,007,379	0.01%	20.41%
Other liabilities	51,055,250	61,824,859	60,461,705	(2.20)%	18.42%
Total liabilities	259,518,213	312,817,182	311,469,084	(0.43)%	20.02%
Non-controlling interest	1,746,342	908,648	936,297	3.04%	(46.39)%
Shareholders' equity	30,200,262	39,088,903	36,917,563	(5.55)%	22.24%
Total liabilities and shareholders' equity	291,464,817	352,814,733	349,322,944	(0.99)%	19.85%

Interest income	4,943,488	8,542,451	9,383,121	9.84%	89.81%
Interest expense	(1,243,157)	(3,187,998)	(4,025,263)	26.26%	223.79%
Net interest income	3,700,331	5,354,453	5,357,858	0.06%	44.79%
Net provisions	(267,080)	(1,741,606)	(2,045,644)	17.46%	665.93%
Fees and income from service, net	919,171	1,021,323	1,001,596	(1.93)%	8.97%
Other operating income	653,660	537,340	989,880	84.22%	51.44%
Total Dividends received and equity method	61,015	26,376	116,636	342.21%	91.16%
Total operating expense	(2,438,615)	(3,220,003)	(3,071,662)	(4.61)%	25.96%
Profit before tax	2,628,482	1,977,883	2,348,664	18.75%	(10.65)%
Income tax	(815,100)	(311,588)	(586,371)	88.19%	(28.06)%
Net income before non-controlling interest	1,813,382	1,666,295	1,762,293	5.76%	(2.82)%
Non-controlling interest	(81,524)	(23,600)	(45,516)	92.86%	(44.17)%
Net income	1,731,858	1,642,695	1,716,777	4.51%	(0.87)%

1Q23

	Quarter			As of
PRINCIPAL RATIOS	1Q22	4Q22	1Q23	1Q22	1Q23
PROFITABILITY
Net interest margin (1) from continuing operations	5.97%	7.26%	7.17%	5.97%	7.17%
Return on average total assets (2) from continuing operations	2.40%	1.90%	1.96%	2.40%	1.96%
Return on average shareholders´ equity (3)	21.66%	17.30%	17.67%	21.66%	17.67%
EFFICIENCY					—
Operating expenses to net operating income	45.72%	46.40%	41.14%	45.72%	41.14%
Operating expenses to average total assets	3.38%	3.72%	3.50%	3.38%	3.50%
Operating expenses to productive assets	3.94%	4.37%	4.11%	3.94%	4.11%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.36%	11.08%	10.57%	10.36%	10.57%
Technical capital to risk weighted assets	13.49%	12.79%	12.01%	13.49%	12.01%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.92	1.42	1.54	1.92	1.54
Net income per share $COP from continuing operations	1,800.59	1,707.89	1,784.91	1,800.59	1,784.91
P/BV ADS (4)	1.28	0.84	0.76	1.28	0.76
P/BV Local (5) (6)	1.38	1.05	0.91	1.38	0.91
P/E (7) from continuing operations	5.82	5.66	4.52	5.82	4.52
ADR price	42.85	28.54	25.13	42.85	25.13
Common share price (8)	43,380	42,500	34,990	43,380	34,990
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,756.03	4,810.20	4,646.08	3,756.03	4,646.08

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1Q23

1.BALANCE SHEET

1.1.Assets

As of March 31, 2023, Bancolombia's assets at the consolidated level totaled COP 349,323 billion, which represents a decrease of 1.0% compared to 4Q22 and an increase of 19.9% compared to 1Q22. The variation in total assets during the last year is largely explained by loan book growth.

During the quarter, the peso appreciated 3.4% against the US dollar and depreciated 23.7% in the last 12 months. The average exchange rate was 11.8% higher in 1Q23 versus 4Q22, and 21.6% higher in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4646,08 COP)	1Q23	1Q23 / 4Q22	1Q23	1Q23 / 4Q22	1Q23	1Q23 / 4Q22	1Q23	1Q23 / 4Q22
Commercial loans	108,461,926	(0.27)%	61,111,836	(2.75)%	13,153,419	0.68%	169,573,762	(1.18)%
Consumer loans	40,286,234	(0.20)%	18,885,109	(2.02)%	4,064,740	1.44%	59,171,343	(0.79)%
Mortgage loans	19,874,148	1.46%	17,387,173	(2.23)%	3,742,332	1.22%	37,261,321	(0.29)%
Small business loans	556,634	(2.82)%	723,718	(4.26)%	155,770	(0.88)%	1,280,352	(3.64)%
Interests paid in advance	(16,670)	(7.52)%	(993)	(21.21)%	(214)	(18.43)%	(17,663)	(8.41)%
Gross loans	169,162,272	(0.06)%	98,106,843	(2.53)%	21,116,047	0.91%	267,269,115	(0.98)%

In 1Q23, gross loans declined 1.0% compared to 4Q22 (increasing 0.3% when excluding the FX effect) and rose 20.1% compared to 1Q22. During the last 12 months peso-denominated loans grew 14.0% and the dollar-denominated loans (expressed in USD) grew 7.0%.

At the end of 1Q23, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 28.7% of total gross loans. Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 36.7% of the portfolio, and decreased 0.9% in the quarter (when expressed in COP).

Total reserves (provisions in the balance sheet) for loan losses increased 6.7% during the quarter and totaled COP 16,513 billion or 6.2% of the gross loans at the end of the quarter.

During 1Q23, for the first time since 2020 the credit portfolio experienced a quarterly contraction. Such decrease is partially explained by the Colombian peso appreciation that impacted the balance on foreign subsidiaries. The largest decrease took place in the commercial portfolio both in absolute value and in percentage change (-1.2%). On consumer, the loan reduction was led by Bancolombia S.A. in line with the strong pick-up in interest rates and the lower credit demand, which was reflected in the decline of personal loans and credit card balances.

Banco Agromercantil recorded a quarterly growth of 2.6% when calculated in USD and is the only operation with an expansion across all loan categories. The best performance on originations involves consumer with a positive growth of 5.9% driven largely by credit cards.

Banco Agricola reports a 0.7% growth when calculated in USD during the quarter, following the last quarters´ deceleration trend. Consumer loans expanded 1.1% as the segment with the best performance, highlighting personal loans with an important improvement in originations during 1Q23.

Banistmo recorded a 1.1% decrease calculated in USD during the quarter. Commercial loans contracted 2.6% mainly explained by significant prepayments from corporate clients.

1Q23

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22	loans
Commercial	140,937,269	171,603,178	169,573,762	(1.18)%	20.32%	63.45%
Consumer	49,707,154	59,639,758	59,171,343	(0.79)%	19.04%	22.14%
Mortgage	30,553,149	37,371,373	37,261,321	(0.29)%	21.96%	13.94%
Microcredit	1,296,041	1,328,715	1,280,352	(3.64)%	(1.21)%	0.48%
Interests received in advance	(12,629)	(19,285)	(17,663)	(8.41)%	39.86%	(0.01)%
Total loan portfolio	222,480,984	269,923,739	267,269,115	(0.98)%	20.13%	100.00%
Allowance for loan losses	(14,989,495)	(15,479,640)	(16,512,938)	6.68%	10.16%	0.00
Total loans, net	207,491,489	254,444,099	250,756,177	(1.45)%	20.85%	0.00

1.3.Investment Portfolio

As of March 31, 2023, Bancolombia net investment portfolio at the consolidated level totaled COP 30,969 billion, increasing 10.8% from the end of 4Q22 and 13.4% from the end of 1Q22. Such growth was a deliberate strategy to allocate resources in the market intended to optimize the asset balance. At the end of 1Q23, the debt securities portfolio had a duration of 13.7 months and a weighted average yield to maturity of 10.0%.

1.4.Goodwill and intangibles

At the end of 1Q23, Bancolombia's goodwill and intangibles at the consolidated level totaled COP 10,093 billion, down 3.3% compared to 4Q22. This quarterly variation is mainly explained by the appreciation of the COP against the USD.

1.5.Funding

As of March 31, 2023, Bancolombia's liabilities at the consolidated level totaled COP 311,469 billion, decreasing 0.4% from the end of 4Q22, and increasing 20.0% compared to 1Q22.

Customer deposits totaled COP 251,007 billion (80.6% of liabilities) at the end of 1Q23, up 0.01% compared to 4Q22 and up 20.4% over the last 12 months. The net loans to deposits ratio was 99.9% at the end of 1Q23 decreasing compared to 101.4% in 4Q22, driven by the credit portfolio contraction.

Certificates of deposit increased by 11.9% during 1Q23, following the growing trend seen since the first quarter of 2022. This performance is explained to a greater extent by the operation in Colombia and represents a significant variation in the funding mix on a consolidated basis, going from a 30% share in 4Q22 to 34% in 1Q23. The new funding composition is explained by the higher interest rates environment and the clients´ demand for more profitable products. The appreciation of the peso against the dollar affected the amount of long-term debt and loans with banks due to the balance of foreign subsidiaries.

Funding mix
COP Million	1Q22		4Q22		1Q23
Checking accounts	39,542,426	16%	40,808,856	14%	37,944,551	13%
Saving accounts	105,315,588	44%	118,443,600	41%	111,021,738	38%
Time deposits	59,215,988	25%	87,138,067	30%	97,466,462	34%
Other deposits	6,464,195	3%	4,790,852	2%	5,024,575	2%
Long term debt	19,921,185	8%	19,575,988	7%	19,061,952	7%
Loans with banks	11,129,713	5%	20,594,770	7%	19,860,965	7%
Total Funds	241,589,095	100%	291,352,133	100%	290,380,243	100%

1Q23

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 1Q23 was COP 36,918 billion, decreasing by 5.6% compared to 4Q22 and increasing by 22.2% when compared to 1Q22. In March of 2023 the General Shareholders’ Meeting approved the proposal for distribution of profits for a total of COP 3.4 trillion. Dividends approved mainly explain the quarterly reduction in equity and capital ratio.

Bancolombia solvency ratio on a consolidated basis under Basel III was 12.01% in 1Q23 standing 113 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 9.75%, 225 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the third year of the Basel III phase-in period). The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.72% at the end of 1Q23.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q22%		4Q22%		1Q23%
Basic capital (Tier I)	23,968,541	10.63%	29,650,476	10.37%	27,940,470	9.75%
Additional capital (Tier II)	6,456,077	2.86%	6,917,171	2.42%	6,498,880	2.27%
Technical capital (1)	30,410,753		36,551,511		34,424,167
Risk weighted assets including market and operational risk (2)	225,452,846		285,878,639		286,568,991
CAPITAL ADEQUACY (3)		13.49%		12.79%		12.01%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($16,136MM for 4Q22and $15,184MM for 1Q23).
(2)	Operational risk applies to 1Q22, 4Q22 and 1Q23 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,717 billion in 1Q23, or COP 1,784.91 per share (USD $ 1.54 per ADR). This profit represents an increase of 4.5% compared to 4Q22. The company´s annualized return on equity (“ROE”) was 17.7% for 1Q23 and 19.0% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 5,358 billion in 1Q23, 0.1% higher than the income reported in 4Q22, and 44.8% above 1Q22. The lower expansion in the quarter for the net balance compared to recent periods reflects the gradual impact that has been taking place due to the increase in interest expenses following the greater volume in time deposits and the greater expense by higher rates in the different funding products. On the other hand, the investment portfolio interest income amounted COP 442 billion in 1Q23 with a decrease of 25.9% compared to 4Q22 and an increase of 127.1% compared to 1Q22.

Net Interest Margin

The annualized net interest margin decreased to 7.2% during 1Q23. The annualized net interest margin for investments in 1Q23 was 2.0%. The good performance in this line is explained in the first quarter by the appreciation on the investment portfolio due to an efficient allocation of resources in the fixed income market and an orderly management with clients for the distribution of financial instruments in an environment of volatility, both in currencies and interest rates.

The annualized net interest margin of the loan portfolio was 7.9%, presenting an increase of 28 basis points when compared to 4Q22 and 121 basis point when compared to 1Q22. This result follows the growing trend seen during the last five quarters as an effect of the credit portfolio repricing originated by the Colombian Central Bank contractionary monetary policy still in force during 1Q23.

1Q23

Annualized Interest
Margin	1Q22	4Q22	1Q23
Loans' Interest margin	6.7%	7.6%	7.9%
Debt investments' margin	1.1%	4.6%	2.0%
Net interest margin (1)	6.0%	7.3%	7.2%

(1) Net interest margin and valuation income on financial instruments.

The aggregate balance of savings accounts and checking accounts decreased on a quarterly basis, although presented an increase in the year. Savings accounts went down 6.3% compared to 4Q22 and increased 5.4% compared to 1Q22. On the other hand, checking accounts decreased 7.0% compared to 4Q22 and 4.0% compared to 1Q22. The annualized weighted average cost of deposits was 5.14% in 1Q23, increasing 112 basis points compared to 4Q22 and 359 basis points compared to 1Q22, much lower than the 900-basis points increase in the interest rate by the Central Bank in Colombia from April 1, 2022 to March 31, 2023.

The total cost of financing for 1Q23 confirms an increasing trend that began in the last quarter of 2021. The rearrangement of the funding mix that intensified in 2023 with a greater weight from term deposits, in the midst of an environment of higher interest rates interest, explain the gradually higher expenses. It is worth mentioning the bank's sound stable funding profile, fully complying with regulatory requirements. Also, a favorable result is the significant share of savings accounts and checking accounts within the bank's liability structure, both adding up to more than 51% of the funds, and thus, contributing to an efficient total cost.

Average weighted
funding cost	1Q22	4Q22	1Q23
Checking accounts	0.17%	0.20%	0.21%
Saving accounts	0.94%	3.10%	3.70%
Time deposits	3.71%	7.31%	9.14%
Total deposits	1.56%	4.03%	5.14%
Long term debt	5.77%	7.86%	7.97%
Loans with banks	2.06%	4.36%	5.11%
Total funding cost	1.95%	4.28%	5.27%

2.2.Fees and Income from Services

During 1Q23, total fees and commissions, net totaled COP 1,002 billion, down 1.9% compared to 4Q22, and up 9.0% compared to 1Q22.

Credit and debit card fees and commercial establishments reveals a reduction in the quarterly balance, provided the seasonality condition and the higher income collected in the last quarter of each year. Conversely, in the annual performance, a significant growth took place mainly due to higher income from intermediary bank fees, caused by the high volume of transactions carried out through traditional merchant businesses and e-commerce, resulting in a positive net balance despite the increases in expenses due, to a greater extent, to franchise processing.

Income from bancassurance increased 27.0% when compared to 1Q22 explained by a greater balance on distributed insurance policies.

Banking services grew 27.3% in the year, on the back of a greater demand for transactional products and greater use of network channels. On payments, the higher income was driven by the incremental collection from individual clients.

2.3.Other Operating Income

Total other operating income was COP 990 billion in 1Q23, up by 84.2% compared to 4Q22 and by 51.4% compared to 1Q22. The quarterly expansion is mainly explained by income generated from net foreign exchange associated to hedging operations on investments.

1Q23

Income from operating leases was COP 418 billion in 1Q23, an increase of 7.6% compared to 4Q22 and 40.5% compared to 1Q22. The annual growth is explained to a greater extent by the operation in Colombia due to the increase in vehicle rental contracts under lease agreements and a greater volume in real estate leasing operations from the Colombian Real Estate Fund “FIC”. Profit from sale of assets was COP 48 billion, higher by 25.6% compared to 1Q22 due to a greater volume of operations.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 11,045 billion at the end of 1Q23 and represents 4.3% of total gross loans, increasing when compared to 4Q22, when past due loans represented 3.2% of total gross loans. During the quarter, charge-offs totaled COP 1,048 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 138.3% at the end of 1Q23, decreasing compared to 168.7% at the end of 4Q22. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 3,603 billion.

Provision charges (net of recoveries) totaled COP 2,046 billion in 1Q23, presenting a 17.5% growth compared to 4Q22. Following the previous quarter trend, in 1Q23 most of the amount in provision expenses was concentrated in the Colombian operation in line with a greater portfolio deterioration on consumer loans.

Provisions as a percentage of the average gross loans were 3.1% annualized for 1Q23 and 2.2% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,274 billion, or 5.9% of total loans at the end of 1Q23, increasing when compared to 4Q22.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q22	4Q22	1Q23
Total 30‑day past due loans	9,128,850	8,489,903	11,045,268
Allowance for loan losses (1)	13,603,403	14,325,181	15,273,890
Past due loans to total loans	4.23%	3.24%	4.25%
Allowances to past due loans	149.02%	168.73%	138.28%
Allowance for loan losses as a percentage of total loans	6.30%	5.47%	5.88%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	1Q22	4Q22	1Q23
Commercial loans	63.4%	3.31%	2.14%	3.03%
Consumer loans	22.1%	5.49%	5.42%	6.86%
Mortgage loans	13.9%	6.04%	4.47%	5.34%
Microcredit	0.5%	11.26%	10.84%	11.57%
PDL TOTAL		4.23%	3.24%	4.25%

	% Of loan	90 days
PDL Per Category	Portfolio	1Q22	4Q22	1Q23
Commercial loans	63.4%	2.79%	1.78%	2.44%
Consumer loans	22.1%	2.80%	2.87%	3.34%
Mortgage loans*	13.9%	2.78%	2.58%	2.67%
Microcredit	0.5%	8.12%	6.34%	6.66%
PDL TOTAL		2.82%	2.16%	2.70%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

1Q23

	4Q22			1Q23			1Q23 / 4Q22
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	236,770,056	2,875,792	1.2%	232,912,748	2,873,428	1.2%	(1.6)%	(0.1)%
Stage 2	18,656,439	3,144,829	16.9%	19,211,879	3,541,002	18.4%	3.0%	12.6%
Stage 3	14,497,244	9,459,019	65.2%	15,144,488	10,098,508	66.7%	4.5%	6.8%
Total	269,923,739	15,479,640	5.7%	267,269,115	16,512,938	6.2%	(1.0)%	6.7%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 1Q23, operating expenses totaled COP 3,072 billion, decreasing by 4.6% compared to 4Q22 and increasing by 26.0% compared to 1Q22.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,323 billion in 1Q23, up 11.6% from 4Q22 and up 23.9% from 1Q22. The annual variation is mainly explained by salary increases indexed to inflation, as well as variable compensation provisions.

General expenses decreased 14.0% in the quarter and increased 27.6% year-over-year. The variation in annual terms is affected by external factors such as the depreciation of the Colombian peso against the US dollar, inflation rates and higher taxes other than income tax approved in the last tax reform in Colombia. Internally, the main factors that contributed to growth were technology expenses such as hardware modernization and the journey to the cloud project as part of the digital transformation, as well as the customer rental contracts division (Renting) due to the increase in the active fleet of vehicles.

As of March 31, 2023, Bancolombia had 33,923 employees, owned 872 branches, 6,132 ATMs, 29,443 banking agents and served more than 29 million customers.

2.6.Taxes

Bancolombia's consolidated income tax for 1Q23 presented an expense of COP 586 billion, mainly impacted by Colombia due to the application of tax benefits such as untaxed dividends, exempt income and investment in productive real fixed assets. Additionally, due to the tax benefits in Guatemala, El Salvador and Panama, corresponding to exempt revenue from returns on securities issued by their governments. Revenues from foreign sources that are not taxed in Panama also contributed to a lower tax.

3.BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The portfolio of Bancolombia S.A. presents a decrease of 0.4% in the quarter and an increase of 14.7% in the last 12 months. The slowdown seen since the end of 2022 has continued at the beginning of 2023 following a slower growth rate in the economy, a gradual increase in interest rates and its impact on the payment capacity of companies and individuals. The only segment that presented expansion during the quarter was mortgages, growing 1.5%. The commercial portfolio presented the largest contraction (0.7%) to a greater extent associated to Factoring loans. On the other hand, consumer presented a decrease of 0.4% affected by personal loans and credit card balances.

Net result for Bancolombia S.A. in 1Q23 was COP 1.7 trillion, which represents an increase of 5.2% when compared to the result of 4Q22. Net interest shows a reduction due to a greater increase on interest expenses vs interest income, this effect was caused by a greater volume in term deposits and higher deposit rates. Provision expenses show a quarterly growth of 21.1%, influenced by deterioration in consumer, and expenses associated to macroeconomic variables. Net feese decreased in 1Q23 due to lower revenues in transactional products as a seasonal effect of the last quarter of the year

1Q23

compared to the first quarter. Other operating income grew mainly by equity method from foreign subsidiaries in the quarter. Operating expenses recorded a 6.8% decrease compared to 4Q22, largely due to general expenses, such as fees and advertising.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22
ASSETS
Gross loans	156,160,885	179,835,433	179,156,743	(0.38)%	14.73%
Allowances for loans	(11,511,493)	(11,464,656)	(12,534,018)	9.33%	8.88%
Investments	37,949,062	42,826,853	45,906,171	7.19%	20.97%
Other assets	27,372,257	32,886,437	30,536,953	(7.14)%	11.56%
Total assets	209,970,711	244,084,066	243,065,849	(0.42)%	15.76%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	132,129,594	152,682,418	153,899,531	0.80%	16.48%
Other liabilities	47,196,474	51,730,320	51,712,305	(0.03)%	9.57%
Total liabilities	179,326,069	204,412,739	205,611,836	0.59%	14.66%
Shareholders’ equity	30,644,642	39,671,327	37,454,013	(5.59)%	22.22%
Total liabilities and shareholders’ equity	209,970,711	244,084,066	243,065,849	(0.42)%	15.76%

Interest income	3,768,487	6,660,313	7,425,336	11.49%	97.04%
Interest expense	(885,807)	(2,632,620)	(3,431,424)	30.34%	287.38%
Net interest income	2,882,681	4,027,692	3,993,912	(0.84)%	38.55%
Net provisions	(246,110)	(1,476,617)	(1,787,865)	21.08%	626.45%
Fees and income from service, net	619,914	708,763	701,120	(1.08)%	13.10%
Other operating income	754,752	656,376	1,287,133	96.10%	70.54%
Total operating expense	(1,641,032)	(2,171,524)	(2,028,231)	(6.60)%	23.59%
Profit before tax	2,370,204	1,744,691	2,166,069	24.15%	(8.61)%
Income tax	(666,318)	(103,635)	(440,159)	324.72%	(33.94)%
Net income	1,703,886	1,641,056	1,725,910	5.17%	1.29%

1Q23

BANISTMO- PANAMA

Banistmo's portfolio closed 1Q23 with a decrease of 1.1% compared to the previous quarter (calculated in USD). Commercial presented the largest contraction as a result of prepayments from the corporate sector in January. Similarly, the consumer and microlending portfolios show a reduction, while mortgages grew 0.7% concentrated in the social housing portfolio. In the funding structure, it is worth noting a decrease on deposit products impacted by highly competitive interest rates in the market.

Net result for Banistmo in 1Q23 was a profit of COP 170.0 billion, which represents a significant growth in annual and quarterly terms. Despite the net interest income reduction in the quarter and the lower portfolio balance, Banistmo maintains a relatively stable net interest margin due to the positive repricing on loans, mainly in commercial. The net income expansion is mainly explained by lower loan provision expenses, due to parameters update over the expected losses model and a lower deterioration in the credit portfolio. Operating expenses also decreased largely due to the last quarter of the year seasonal effect, when usually there is an accrual accounting in some services and specific payments. Net interest margin in Banistmo for 1Q23 was 3.9% and annualized quarterly ROE was 12.7%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22
ASSETS
Gross loans	29,725,562	39,440,223	37,688,605	(4.44)%	26.79%
Allowances for loans	(1,950,719)	(2,137,733)	(2,069,253)	(3.20)%	6.08%
Investments	5,469,398	7,124,914	7,100,915	(0.34)%	29.83%
Other assets	5,190,821	8,013,913	6,017,244	(24.92)%	15.92%
Total assets	38,435,063	52,441,316	48,737,511	(7.06)%	26.80%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	26,594,680	35,360,675	33,562,356	(5.09)%	26.20%
Other liabilities	7,721,393	11,716,321	9,809,710	(16.27)%	27.05%
Total liabilities	34,316,073	47,076,995	43,372,066	(7.87)%	26.39%
Shareholders’ equity	4,118,990	5,364,320	5,365,445	0.02%	30.26%
Total liabilities and shareholders’ equity	38,435,063	52,441,316	48,737,511	(7.06)%	26.80%

Interest income	488,963	756,156	761,120	0.66%	55.66%
Interest expense	(195,235)	(290,697)	(313,564)	7.87%	60.61%
Net interest income	293,727	465,459	447,556	(3.85)%	52.37%
Net provisions	(39,142)	(150,405)	(61,304)	(59.24)%	56.62%
Fees and income from service, net	52,338	64,591	62,564	(3.14)%	19.54%
Other operating income	8,653	23,424	11,292	(51.79)%	30.50%
Total operating expense	(201,315)	(260,262)	(249,638)	(4.08)%	24.00%
Profit before tax	114,262	142,808	210,470	47.38%	84.20%
Income tax	(22,422)	(7,708)	(40,449)	424.78%	80.40%
Net income	91,840	135,100	170,022	25.85%	85.13%

1Q23

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola grew 0.7% in the quarter (calculated in USD). The consumer portfolio presented the highest growth (1.1%) driven by personal loans and credit cards. Commercial increased 0.8%, in which construction clients had an important contribution on originations. In general, commercial loans show a slowdown compared to recent quarters when they used to expand at a higher rate. In the funding structure, it is worth noting the significant growth in deposits led by checking accounts, which increased by 15.6%, mainly driven by deposits on institutional, government and corporate segments. This increase favorably offsets the reduction in savings account balances (-2.2%). Time deposits remain relatively stable.

Net result for Banco Agricola in 1Q23 was a profit of COP 134.5 billion, which represents an increase of 11.1% compared to 4Q22. Net interest income shows a quarterly reduction mainly due to growth in interest expenses from loans with financial institutions, to a greater extent caused by an interest rate increase on medium-term loans. It was partially offset by growing revenues from the lending business. Loan provisions increased in the quarter due to a greater deterioration reflected in the stage 3 balance rise. Operating expenses recorded a quarterly reduction resulting from a lower balance on amortization and intangibles due to the early cancellation of projects at the end of December 2022. The accumulated effective tax rate for Banco Agricola was 26%, positively impacted by exempt revenues from return on investments issued by the Government of El Salvador and by exempt dividends. Banco Agrícola's net interest margin for 1Q23 was 6.2% and the annualized quarterly ROE was 19.9%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22
ASSETS
Gross loans	13,537,037	18,971,871	18,448,830	(2.76)%	36.28%
Allowances for loans	(601,174)	(729,238)	(711,857)	(2.38)%	18.41%
Investments	3,145,125	3,645,912	3,368,901	(7.60)%	7.12%
Other assets	4,211,554	4,807,979	5,269,464	9.60%	25.12%
Total assets	20,292,542	26,696,524	26,375,337	(1.20)%	29.98%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,740,135	19,873,744	19,669,270	(1.03)%	24.96%
Other liabilities	2,537,861	3,865,240	4,220,761	9.20%	66.31%
Total liabilities	18,277,996	23,738,984	23,890,031	0.64%	30.70%
Non-controlling interest	19,953	22,993	19,884	(13.52)%	(0.35)%
Stockholders’ equity attributable to the owners of the parent company	1,994,592	2,934,546	2,465,422	(15.99)%	23.61%
Total liabilities and shareholders’ equity	20,292,542	26,696,524	26,375,337	(1.20)%	29.98%

Interest income	337,896	445,747	458,397	2.84%	35.66%
Interest expense	(58,282)	(97,416)	(117,131)	20.24%	100.97%
Net interest income	279,614	348,330	341,265	(2.03)%	22.05%
Net provisions	(7,474)	(28,770)	(48,420)	68.30%	547.84%
Fees and income from service, net	61,736	79,287	77,823	(1.85)%	26.06%
Other operating income	5,534	3,754	4,207	12.05%	(23.98)%
Total operating expense	(158,885)	(196,978)	(188,388)	(4.36)%	18.57%
Profit before tax	180,525	205,624	186,487	(9.31)%	3.30%
Income tax	(48,353)	(82,049)	(47,826)	(41.71)%	(1.09)%
Net income before non-controlling interest	132,171	123,575	138,662	12.21%	4.91%
Non-controlling interest	(4,017)	(2,499)	(4,181)	67.29%	4.10%
Net income	128,155	121,076	134,481	11.07%	4.94%

1Q23

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The credit portfolio in BAM continues in 1Q23 the positive trend of 2022, closing with a quarterly growth of 2.6% (calculated in USD). The fastest growing segment continues to be consumer, in which the largest originations involved credit cards. Commercial loans also reflect a good trend, although to a lesser extent, with significant originations completed in February. In the funding structure, there has been an increase in deposits in line with the loan portfolio growth. Both in savings accounts, checking accounts and term deposits, the deposit taking activity was concentrated in corporates during 1Q23. In addition, new lines of credit with financial institutions were approved to complement the resources needed to support the lending business.

The net result for BAM in 1Q23 was a profit of COP 66.5 billion. Net interest income grew in the quarter following the good performance in loans and the increase in interest rates. The main impact in the net income contraction during the quarter is explained by provision expenses linked to deterioration in consumer. On the other hand, operating expenses declined thanks to a greater efficiency in technology, as well as lower marketing expenses and fees. BAM's net interest margin for 1Q23 was 5.9% and annualized quarterly ROE was 11.1%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22
ASSETS
Gross loans	15,463,403	20,866,364	20,677,298	(0.91)%	33.72%
Allowances for loans	(731,184)	(950,068)	(991,628)	4.37%	35.62%
Investments	1,577,980	1,964,271	2,065,644	5.16%	30.90%
Other assets	3,443,128	4,263,062	4,423,384	3.76%	28.47%
Total assets	19,753,327	26,143,629	26,174,698	0.12%	32.51%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	14,964,619	19,132,036	18,959,921	(0.90)%	26.70%
Other liabilities	3,045,041	4,503,961	4,898,675	8.76%	60.87%
Total liabilities	18,009,659	23,635,998	23,858,596	0.94%	32.48%
Non-controlling interest	20,522	21,728	20,932	(3.66)%	2.00%
Stockholders’ equity attributable to the owners of the parent company	1,723,147	2,485,903	2,295,169	(7.67)%	33.20%
Total liabilities and shareholders’ equity	19,753,327	26,143,629	26,174,698	0.12%	32.51%

Interest income	311,123	504,000	537,764	6.70%	72.85%
Interest expense	(114,783)	(183,932)	(202,037)	9.84%	76.02%
Net interest income	196,340	320,069	335,727	4.89%	70.99%
Net provisions	4,100	(92,929)	(137,534)	48.00%	(3454.59)%
Fees and income from service, net	39,155	35,216	33,591	(4.61)%	(14.21)%
Other operating income	27,721	41,728	37,503	(10.12)%	35.29%
Total operating expense	(137,763)	(190,514)	(182,290)	(4.32)%	32.32%
Profit before tax	129,554	113,569	86,998	(23.40)%	(32.85)%
Income tax	(30,324)	(13,499)	(18,721)	38.68%	(38.27)%
Net income before non-controlling interest	99,229	100,070	68,277	(31.77)%	(31.19)%
Non-controlling interest	(1,141)	(1,339)	(1,785)	33.24%	56.35%
Net income	98,088	98,731	66,493	(32.65)%	(32.21)%

1Q23

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 29 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371 / (601) 4435371 / (604) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director) / Luis Germán Pelaez / Santiago López / Lina Michelle Alvarado
Website:	https://www.grupobancolombia.com/investor-relations

1Q23

CONSOLIDATED BALANCE SHEET				Growth			% of
(COP million)	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	22,075,426	24,721,168	23,800,072	(3.73)%	7.81%	6.81%
Interbank borrowings	2,817,360	4,050,407	3,370,698	(16.78)%	19.64%	0.96%
Reverse repurchase agreements and other similar secured lend	776,023	2,873,716	1,164,661	(59.47)%	50.08%	0.33%
Financial assets investment	27,312,673	27,940,140	30,968,605	10.84%	13.39%	8.87%
Derivative financial instruments	2,473,578	4,961,237	4,930,914	(0.61)%	99.34%	1.41%
Loans and advances to customers	222,480,984	269,923,739	267,269,115	(0.98)%	20.13%	76.51%
Allowance for loan and lease losses	(14,989,495)	(15,479,640)	(16,512,938)	6.68%	10.16%	(4.73)%
Investment in associates and joint ventures	2,786,968	2,915,633	2,992,958	2.65%	7.39%	0.86%
Goodwill and Intangible assets, net	8,154,922	10,439,192	10,092,574	(3.32)%	23.76%	2.89%
Premises and equipment, net	5,176,180	6,727,066	6,897,151	2.53%	33.25%	1.97%
Investment property	3,232,832	3,994,058	4,172,595	4.47%	29.07%	1.19%
Right of use assets	1,617,095	1,827,108	1,803,264	(1.31)%	11.51%	0.52%
Prepayments	515,072	576,742	704,636	22.18%	36.80%	0.20%
Tax receivables	1,940,275	1,066,031	1,444,301	35.48%	(25.56)%	0.41%
Deferred tax	664,290	764,594	790,751	3.42%	19.04%	0.23%
Assets held for sale and inventories	574,146	608,449	713,479	17.26%	24.27%	0.20%
Other assets	3,856,488	4,905,093	4,720,108	(3.77)%	22.39%	1.35%
Total assets	291,464,817	352,814,733	349,322,944	(0.99)%	19.85%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	208,462,963	250,992,323	251,007,379	0.01%	20.41%	71.86%	80.59%
Interbank Deposits	621,540	902,132	952,589	5.59%	53.26%	0.27%	0.31%
Derivative financial instrument	2,274,452	4,737,454	4,426,584	(6.56)%	94.62%	1.27%	1.42%
Borrowings from other financial institutions	10,508,173	19,692,638	18,908,376	(3.98)%	79.94%	5.41%	6.07%
Debt securities in issue	19,921,185	19,575,988	19,061,952	(2.63)%	(4.31)%	5.46%	6.12%
Lease liability	1,729,726	1,900,268	1,873,300	(1.42)%	8.30%	0.54%	0.60%
Preferred shares	541,340	584,204	541,340	(7.34)%	0.00%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	2,075,234	189,052	449,947	138.00%	(78.32)%	0.13%	0.14%
Current tax	685,235	965,180	1,117,414	15.77%	63.07%	0.32%	0.36%
Deferred tax	1,424,876	633,361	921,345	45.47%	(35.34)%	0.26%	0.30%
Employees benefit plans	856,275	765,371	790,176	3.24%	(7.72)%	0.23%	0.25%
Other liabilities	10,417,214	11,879,211	11,418,682	(3.88)%	9.61%	3.27%	3.67%
Total liabilities	259,518,213	312,817,182	311,469,084	(0.43)%	20.02%	89.16%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.39%
Appropriated reserves	16,833,618	15,930,665	19,997,870	25.53%	18.80%	5.72%
Retained earnings	3,998,270	10,061,654	4,354,570	(56.72)%	8.91%	1.25%
Accumulated other comprehensive income, net of tax	4,030,006	7,758,216	7,226,755	(6.85)%	79.32%	2.07%
Stockholders’ equity attributable to the owners of the parent company	30,200,262	39,088,903	36,917,563	(5.55)%	22.24%	10.57%
Non-controlling interest	1,746,342	908,648	936,297	3.04%	(46.39)%	0.27%
Total liabilities and equity	291,464,817	352,814,733	349,322,944	(0.99)%	19.85%	100.00%

1Q23

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Mar-22	Mar-23	Mar-23 / Mar-22	1Q22	4Q22	1Q23	1Q23 / 4Q22	1Q23 / 1Q22
Interest income and expenses
Interest on loans and financial leases
Commercial	1,889,323	4,160,670	120.22%	1,889,323	3,728,319	4,160,670	11.60%	120.22%
Consumer	1,577,645	2,592,765	64.34%	1,577,645	2,396,536	2,592,765	8.19%	64.34%
Small business loans	39,836	45,483	14.18%	39,836	45,166	45,483	0.70%	14.18%
Mortgage	788,622	1,158,288	46.87%	788,622	930,191	1,158,288	24.52%	46.87%
Financial leases	450,515	928,546	106.11%	450,515	811,089	928,546	14.48%	106.11%
Total interest income on loans and financial leases	4,745,941	8,885,752	87.23%	4,745,941	7,911,301	8,885,752	12.32%	87.23%
Interest income on overnight and market funds	2,806	55,191	1866.89%	2,806	34,585	55,191	59.58%	1866.89%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	93,251	250,371	168.49%	93,251	211,217	250,371	18.54%	168.49%
Valuation on financial instruments
Debt investments	57,008	315,283	453.05%	57,008	309,777	315,283	1.78%	453.05%
Derivatives	47,114	(97,891)	(307.77)%	47,114	60,301	(97,891)	(262.34)%	(307.77)%
Repos	(17,211)	(35,090)	103.88%	(17,211)	(19,365)	(35,090)	81.20%	103.88%
Others	14,579	9,505	(34.80)%	14,579	34,635	9,505	(72.56)%	(34.80)%
Total valuation on financial instruments	101,490	191,807	88.99%	101,490	385,348	191,807	(50.22)%	88.99%
Total Interest on debt instruments and valuation on financial instruments	194,741	442,178	127.06%	194,741	596,565	442,178	(25.88)%	127.06%
Total interest and valuation on financial instruments	4,943,488	9,383,121	89.81%	4,943,488	8,542,451	9,383,121	9.84%	89.81%
Interest expense
Borrowings from other financial institutions	(89,298)	(389,483)	336.16%	(89,298)	(322,521)	(389,483)	20.76%	336.16%
Overnight funds	(1,391)	(7,832)	463.05%	(1,391)	(5,235)	(7,832)	49.61%	463.05%
Debt securities in issue	(295,732)	(385,168)	30.24%	(295,732)	(368,699)	(385,168)	4.47%	30.24%
Deposits	(816,178)	(3,190,069)	290.85%	(816,178)	(2,435,834)	(3,190,069)	30.96%	290.85%
Preferred shares	(14,837)	(14,837)	0.00%	(14,837)	(14,727)	(14,837)	0.75%	0.00%
Lease liabilities	(21,004)	(25,319)	20.54%	(21,004)	(31,162)	(25,319)	(18.75)%	20.54%
Other interest	(4,717)	(12,555)	166.16%	(4,717)	(9,820)	(12,555)	27.85%	166.16%
Total interest expenses	(1,243,157)	(4,025,263)	223.79%	(1,243,157)	(3,187,998)	(4,025,263)	26.26%	223.79%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	3,700,331	5,357,858	44.79%	3,700,331	5,354,453	5,357,858	0.06%	44.79%
Credit impairment charges on loans and advance and financial leases	(391,431)	(2,175,418)	455.76%	(391,431)	(1,892,468)	(2,175,418)	14.95%	455.76%
Recovery of charged - off loans	148,144	130,769	(11.73)%	148,144	176,989	130,769	(26.11)%	(11.73)%
Credit impairment charges on off balance sheet credit instruments	(18,152)	(4,652)	(74.37)%	(18,152)	(19,666)	(4,652)	(76.34)%	(74.37)%
Credit impairment charges/recovery on investments	(5,641)	3,657	(164.83)%	(5,641)	(6,461)	3,657	(156.60)%	(164.83)%
Total credit impairment charges, net	(267,080)	(2,045,644)	665.93%	(267,080)	(1,741,606)	(2,045,644)	17.46%	665.93%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	3,433,251	3,312,214	(3.53)%	3,433,251	3,612,847	3,312,214	(8.32)%	(3.53)%
Fees and commission income
Banking services	184,552	234,918	27.29%	184,552	242,992	234,918	(3.32)%	27.29%
Credit and debit card fees and commercial establishments	632,443	744,466	17.71%	632,443	781,800	744,466	(4.78)%	17.71%
Brokerage	9,236	6,843	(25.91)%	9,236	5,919	6,843	15.61%	(25.91)%
Acceptances, Guarantees and Standby Letters of Credit	19,840	28,209	42.18%	19,840	25,437	28,209	10.90%	42.18%
Trust	108,943	112,552	3.31%	108,943	107,049	112,552	5.14%	3.31%
Placement of securities and investment banking	31,918	4,053	(87.30)%	31,918	16,448	4,053	(75.36)%	(87.30)%
Bancassurance	167,824	213,149	27.01%	167,824	277,871	213,149	(23.29)%	27.01%
Payments and Collections	203,309	227,056	11.68%	203,309	230,452	227,056	(1.47)%	11.68%
Others	81,326	112,738	38.62%	81,326	111,550	112,738	1.06%	38.62%
Total fees and commission income	1,439,391	1,683,984	16.99%	1,439,391	1,799,518	1,683,984	(6.42)%	16.99%
Fees and commission expenses	(520,220)	(682,388)	31.17%	(520,220)	(778,195)	(682,388)	(12.31)%	31.17%
Total fees and comissions, net	919,171	1,001,596	8.97%	919,171	1,021,323	1,001,596	(1.93)%	8.97%
Other operating income
Derivatives FX contracts	(87,408)	124,740	(242.71)%	(87,408)	(237,580)	124,740	(152.50)%	(242.71)%
Net foreign exchange	213,103	159,059	(25.36)%	213,103	49,387	159,059	222.07%	(25.36)%
Hedging	(1,560)	—	(100.00)%	(1,560)	(129)	—	(100.00)%	(100.00)%
Leases	297,372	417,700	40.46%	297,372	388,097	417,700	7.63%	40.46%

1Q23

Gains (or losses) on sale of assets	37,863	47,563	25.62%	37,863	67,660	47,563	(29.70)%	25.62%
Other reversals	2,997	7,525	151.08%	2,997	3,016	7,525	149.50%	151.08%
Others	191,293	233,293	21.96%	191,293	266,889	233,293	(12.59)%	21.96%
Total other operating income	653,660	989,880	51.44%	653,660	537,340	989,880	84.22%	51.44%
Dividends received, and share of profits of equity method investees
Dividends	5,713	23,880	317.99%	5,713	10,254	23,880	132.88%	317.99%
Equity investments	1,910	473	(75.24)%	1,910	3,457	473	(86.32)%	(75.24)%
Equity method	50,959	92,283	81.09%	50,959	63,102	92,283	46.24%	81.09%
Others	2,433	—	(100.00)%	2,433	(50,437)	—	(100.00)%	(100.00)%
Total dividends received, and share of profits of equity method investees	61,015	116,636	91.16%	61,015	26,376	116,636	342.21%	91.16%
Total operating income, net	5,067,097	5,420,326	6.97%	5,067,097	5,197,886	5,420,326	4.28%	6.97%
Operating expenses
Salaries and employee benefits	(891,029)	(1,088,789)	22.19%	(891,029)	(956,077)	(1,088,789)	13.88%	22.19%
Bonuses	(176,901)	(234,004)	32.28%	(176,901)	(229,359)	(234,004)	2.03%	32.28%
Other administrative and general expenses	(932,456)	(1,140,878)	22.35%	(932,456)	(1,495,917)	(1,140,878)	(23.73)%	22.35%
Taxes other than income tax	(216,817)	(347,895)	60.46%	(216,817)	(270,320)	(347,895)	28.70%	60.46%
Impairment, depreciation and amortization	(221,412)	(260,096)	17.47%	(221,412)	(268,330)	(260,096)	(3.07)%	17.47%
Total operating expenses	(2,438,615)	(3,071,662)	25.96%	(2,438,615)	(3,220,003)	(3,071,662)	(4.61)%	25.96%
Profit before tax	2,628,482	2,348,664	(10.65)%	2,628,482	1,977,883	2,348,664	18.75%	(10.65)%
Income tax	(815,100)	(586,371)	(28.06)%	(815,100)	(311,588)	(586,371)	88.19%	(28.06)%
Net income	1,813,382	1,762,293	(2.82)%	1,813,382	1,666,295	1,762,293	5.76%	(2.82)%
Non-controlling interest	(81,524)	(45,516)	(44.17)%	(81,524)	(23,600)	(45,516)	92.86%	(44.17)%
Net income attributable to equity holders of the Parent Company	1,731,858	1,716,777	(0.87)%	1,731,858	1,642,695	1,716,777	4.51%	(0.87)%

1Q23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 10, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance